

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2015

Barry J. Simon
President and Chief Operating Officer
Conkwest, Inc.
2533 South Coast Highway 101, Suite 210
Cardiff-by-the-Sea, California 92007

>   **Re: Conkwest, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 2, 2015**
>   **File No. 333-205124**

Dear Mr. Simon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

Inex Bio Acquisition, page 75

1.   Please expand the discussion of the Inex Bio acquisition to describe in greater detail the transactions between Inex Bio Holdings, Inc., Inex Bio and the registrant. Please also include a discussion of the relationships between these entities and officers and directors of these entities. Also explain the business purpose for Inex Bio Holdings acquiring a controlling interest in Inex Bio in February and March 2015 prior to the registrant acquiring Inex Bio shares from Inex Bio Holdings on March 30, 2015. Explain why this was preferable to the registrant acquiring Inex Bio shares directly from Inex Bio. Please integrate the issuance of warrants with a value of $22.7 million to your CEO and other directors or employees that held stock in Inex Bio Holdings, explaining the business purpose for providing such compensatory stock incentives in conjunction with the acquisition of Inex Bio by the registrant.

Business, page 95

2.   We note your response to prior comment 7 from our letter dated June 26, 2015. Please clarify the distinction between clinical and non-clinical uses of the Company's technology.

Financial Statements

Note 5 – Investment in Inex Bio, Inc., page F-16 and Note 17 - Subsequent Events, page F-34

3.   Refer to your response to our previous comment 8 and disclosure on page 182. We note that you state that the sole member of the general partner of Cambridge are Dr. Soon-Shiong and another Conkwest director. We also note on page 182 that Dr. Ji is a non-controlling member of Eragon Ventures, LLC and that Cambridge and Eragon "indirectly own a substantial equity interest" in Inex Bio Holdings LLC. Common control requires either (1) an individual or entity holds more than 50% of the voting ownership interest of each entity or (2) a group of shareholders holds more than 50% of the voting ownership interest of each entity, and there is contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert. Since there appears to be no voting agreement based on your disclosure, Inex Bio Holdings LLC and Conkwest do not appear to be under common control. Please tell us in more detail how you determined there is common control. Also provide a summary description or charts showing the ownership of Conkwest and Inex Bio Holdings immediately before and after the transaction. Show the percentage ownership of each significant shareholder. Also identify any common ownership and describe the nature of the relationship.

4.   Refer to your response to our previous comments 9 and 11. We note on page 182 that Dr. Simon, a Conkwest director, was serving as a director of Inex Bio at the time of the acquisition. Due to your ownership of 22.2% of the outstanding stock of Inex Bio, representation on the board of directors of Inex Bio by Dr. Simon, and technology dependency of Inex Bio on your technology, it appears that you had the ability to exert significant influence over Inex Bio prior to February 2015 using the guidance in ASC 323-10-15-6. Please revise to use the equity method for your investment in Inex Bio prior to February 2015 or advise as to the reason you believe there is an absence of predominant evidence to exercise significant influence. If you continue to believe that you did not have the ability to exert significant influence over Inex Bio based on the above factors, please provide your analysis using the guidance in ASC 323-10-15-10.

Note 10 – Commitments and Contingencies, page F-20

5.   Refer to your response to our previous comment 15. We note that you added disclosure regarding the current USPTO proceeding. Please expand the disclosure to include a general statement that the lack of a consistent policy regarding the scope of claims allowable in patents in the field of immunotherapy has emerged in the United States and

third parties may have blocking patents that could be used to prevent you from commercializing our patented product candidates and practicing our proprietary technology.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Daniel Koeppen
        Wilson Sonsini Goodrich & Rosati